Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 22, 2019 setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through June 30, 2019.

2019

Engle progeny

April	2

May	0

June	2

As of April 22, 2019, there is one Engle progeny case in trial.

Other Individual Smoking & Health

April	0

May	0

June	0

As of April 22, 2019, there are no non-Engle progeny cases in trial.